Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2008

Mr. Peter B. Sayre
Senior Vice President and Controller
Prudential Financial, Inc.
213 Washington Street
Newark, NJ 07102-2917

> **Re: Prudential Financial, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 1-16707**

Dear Mr. Sayre:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief